Exhibit 99.7

BOARD CHANGES AND 2008 ANNUAL GENERAL MEETING RESULT

BOARD CHANGES

As previously announced Jean-Dominique Comolli, the current Chairman of Altadis, S.A., has indicated that he will accept an invitation to join the Board of Imperial Tobacco.  He has agreed to remain in his position with Altadis until 14 July 2008 to assist with the initial stages of integration.  Following the Annual General Meeting the Board of Imperial Tobacco resolved that with effect from 15 July 2008 he will then become Non-Executive Deputy Chairman of the Company and in addition will provide certain consultancy services to the enlarged group.

The Company also confirms that as previously announced Mr. A G L Alexander retired as Vice Chairman at the conclusion of the Annual General Meeting.

ANNUAL GENERAL MEETING RESULT

The 2008 Annual General Meeting of Imperial Tobacco Group PLC was held at Bristol Marriott Hotel City Centre, 2 Lower Castle Street, Old Market, Bristol, BS1 3AD on Tuesday 29 January 2008 at 2.30 pm.

All resolutions were decided on a poll and all resolutions proposed at the Meeting were passed.

The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

Resolution		Votes For	Percentage For	Votes Against	Votes Total	Votes Withheld
1	Report and Accounts	521,360,932	99.90%	543,391	521,904,323	112,338

2	Remuneration Report	511,150,487	99.21%	4,079,804	515,230,291	6,786,370

3	Dividend	521,863,433	100.00%	16,228	521,879,661	137,000

4	Elect A J Cooper	516,784,647	99.02%	5,113,630	521,898,277	118,384

5	Re-elect G Davis	520,685,294	99.76%	1,239,654	521,924,948	91,713

6	Re-elect R Dyrbus	516,836,208	99.03%	5,084,517	521,920,725	95,936

7	Elect M H C Herlihy	520,853,087	99.80%	1,044,032	521,897,119	119,542

8	Re-elect S E Murray	488,058,145	93.52%	33,835,096	521,893,241	123,420

9	Elect M D Williamson	520,855,562	99.80%	1,036,849	521,892,411	124,250

10	Reappoint Auditors	517,375,816	99.62%	1,959,517	519,335,333	2,681,328

11	Remuneration of Auditors	519,931,031	99.62%	1,965,652	521,896,683	119,978

12	Donations to EU political organisations	519,089,993	99.54%	2,404,603	521,494,596	522,065

13	Sharesave plan renewal	516,733,745	99.21%	4,123,800	520,857,545	1,159,116

14	Authority to allot securities	517,349,935	99.14%	4,483,522	521,833,457	183,204

15	Disapplication of pre-emption rights	516,814,213	99.05%	4,936,613	521,750,826	265,835

16	Purchase of own shares	521,717,611	99.97%	166,851	521,884,462	132,199

17	Adoption of new Articles of Association	520,241,703	99.73%	1,423,172	521,664,875	351,786

18	Amendment to new Articles of Association	520,199,023	99.88%	602,216	520,801,239	1,215,422

Notes

1.	The ‘For’ vote includes those giving the Chairman discretion and the percentage is rounded to two decimal places.

2.	‘Votes withheld’ are not counted when deciding whether or not a resolution is carried.

3.	Resolutions 15 to 18 are Special Resolutions.

4.	The total number of Ordinary Shares in issue excluding shares held as Treasury Shares as at 6.00pm on 27 January 2008 were 677,483,921.

T M Williams

Deputy Company Secretary

Telephone 0117 963 6636

Copies of our announcements are available on our website:  www.imperial-tobacco.com